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EXHIBIT 99.2

         HudBay Minerals Inc.

Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the Three and Nine Months
Ended September 30, 2006

November 9, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

        Unless the context otherwise suggests, references to "we", "us", "our" and similar terms, as well as references to "HudBay" or the "Company", refer to HudBay Minerals Inc. and its subsidiaries.

        This Management's Discussion and Analysis ("MD&A") dated November 9, 2006 should be read in conjunction with the Company's consolidated financial statements for the three and nine months ended September 30, 2006, and related notes which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Additional information regarding the Company, including its Annual Information Form for 2005, is available on SEDAR at www.sedar.com. All figures are in Canadian dollars unless otherwise noted.

OUR BUSINESS

        HudBay Minerals Inc. is an integrated mining company that operates mines, concentrators and a metal production complex in northern Manitoba and Saskatchewan. The Company also owns a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan, and the Balmat zinc mine in New York state.

2

EXECUTIVE SUMMARY

        For the third quarter 2006, HudBay set several Company records including higher revenues, earnings, and cash flow from operating activities, compared to any previous quarter.

        Company incurred three lost time accidents in the quarter compared to four in the same quarter in 2005. There were no significant environmental non-compliances during the quarter.

        Total revenue for the quarter was $346.2 million, resulting from the sale of:

  •
  29,588 tonnes of zinc at a realized price of US$1.58/lb. (LME average was US$1.53/lb.)

  •
  23,343 tonnes of copper at a realized price of US$3.58/lb. (LME average was US$3.48/lb.)

  •
  20,901 ounces of gold at a realized price of US$675/troy oz.

  •
  313,117 ounces of silver at a realized price of US$12.35/troy oz.

        Earnings were $169.4 million for the quarter, or $1.37 per share, compared to $23.4 million for the same quarter in 2005, or $0.28 per share. Excluding the increase in the Company's future income tax asset of $26.7 million, earnings were $142.7 million or $1.16 per share, for the quarter.

        Significant by-product credits from copper, precious metals, zinc oxide and other associated revenue for the quarter resulted in a cash cost per pound of zinc sold of negative US$0.82/lb. (a non-GAAP measure).

        Cash flow from operating activities was $166.0 million before changes in non-cash working capital for the quarter, or $1.35 per share, compared to $33.2 million, or $0.40 per share, for the same quarter in 2005.

        Cash and cash equivalents was $311.0 million at September 30, 2006 and $239.9 million of cash in excess of debt.

        Mine production for the quarter was 643,674 tonnes of ore compared to 660,045 tonnes for the same quarter in 2005. Ore metal grades were higher compared to the same quarter in 2005, with zinc at 5.1% (compared to 5.01%), copper at 2.43% (compared to 1.83%), gold at 1.77 g/tonne (compared to 1.65 g/tonne) and silver at 19.94 g/tonne (compared to 18.63 g/tonne).

        Copper production from our smelter increased by 17% to 24,279 tonnes for the quarter compared to the same quarter in 2005 and unit operating costs decreased by 13% to 22.9¢/lb. Zinc production from our zinc plant increased by 18% to 30,418 tonnes for the quarter compared to the same quarter in 2005 and unit operating costs declined by 13% to 23.8¢/lb.

        Balmat mine pre-production in the quarter was 4,569 tons of zinc in zinc concentrate. Project capital costs of US$21.6 million have been expended to the end of this quarter. The estimated final capital cost of the project is US$25.1 million before deduction of capitalized pre-production operating costs, net of revenues. Balmat is expected to achieve commercial production in the first quarter of 2007.

        The Collective Bargaining Agreements ("CBA's") with HBMS' unionized Flin Flon/Snow Lake workforce expired on December 31, 2005. In 1998, in support of the $435 million 777 Project, HBMS entered into an Amending Agreement in respect of certain of its collective bargaining agreements. The Amending Agreement prohibits strikes and lockouts and provides for binding arbitration through 2012 in the event that negotiated CBA settlements are not achieved. Formal negotiations for new CBA's ceased during the quarter, and subsequent to the end of the quarter, a binding arbitration, three year award was concluded.

3

KEY FINANCIAL AND PRODUCTION RESULTS

		Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change	Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
		($000's except per share amounts and cash cost of zinc)
Financial Highlights
Revenue		346,203	169,264	105%	815,893	478,977	70%
Earnings		169,381	23,405	624%	398,203	41,277	865%
Operating cash flow[1]		165,987	33,163	401%	342,289	90,822	277%
Earnings per common share:
Basic		1.37	0.28	389%	4.00	0.51	684%
Diluted		1.33	0.28	375%	3.38	0.51	563%
Operating cash flow per common share:[1]
Basic		1.35	0.40	238%	3.44	1.12	207%
Diluted		1.30	0.39	233%	2.91	1.11	162%
Cash cost per pound of zinc sold[2]		(0.82)	0.10	n/a	(0.52)	0.13	n/a
Operating Highlights
Production
Copper	tonnes	24,279	20,720	17%	65,031	62,478	4%
Zinc	tonnes	30,418	25,776	18%	86,978	84,168	3%
Gold	troy oz.	24,473	23,200	5%	69,809	76,514	(9%)
Silver	troy oz.	346,542	331,829	4%	1,001,964	1,009,122	(1%)
Metal Sold[3]
Copper	tonnes	23,343	19,800	18%	59,494	60,409	(2%)
Zinc, incl sales to Zochem	tonnes	29,588	29,500	0%	79,534	85,052	(6%)
Gold	troy oz.	20,901	21,800	(4%)	60,809	73,728	(18%)
Silver	troy oz.	313,117	309,500	1%	899,597	963,350	(7%)
Financial Condition		($000's)
Cash and cash equivalents		311,011	125,880	147%
Working capital		553,116	195,371	183%
Cash (less debt)[4]		239,904	(105,260)	(328%)
Total assets		1,173,651	694,766	69%
Shareholders' equity		792,209	214,963	269%

Cash flow from operations of $169,021 excluding $3,034 of changes in non-cash working capital. Operating cash flow per common share is considered a non-GAAP measure.

Non-GAAP reconciliation of cash cost per pound of zinc sold, net of by-product credits (refer to page 14).

Excludes inventory changes prior to the contractual change with CMM.

4
Cash and cash equivalents of $311,011 less current and long term portion of senior secured notes, Province of Manitoba loan and capital leases ($50,453, $10,667, and $9,987 respectively).

HEALTH, SAFETY AND ENVIRONMENT

        For the quarter ending September 30, 2006, HudBay personnel and HudBay contractors, incurred three lost time accidents compared to four for the quarter ending September 30, 2005. The accident frequency rate (based on 200,000 hours worked) was 0.6 for the quarter compared to 1.0 for the same quarter in 2005. For the first nine months of 2006, HudBay incurred a lost time accident frequency of 0.9 compared to 0.7 for the same period in 2005.

        There were no significant environmental non-compliances during the quarter.

        Work continued throughout the quarter on the expansion to the Flin Flon Tailings Impoundment System. This project, which is projected to cost approximately $10 million, is expected to be fully commissioned in 2007, and will complete our program to install mitigation measures to minimize the possibility of windblown tailings while providing additional tailings storage capacity.

        Work also continued on the decommissioning and rehabilitation of the Konuto Mine in Saskatchewan. Remediation is expected to be completed before year-end, with the exception of revegetation activities scheduled for next growing season. This mine closed as planned at the end of 2005.

OPERATIONS OVERVIEW

Mines and Concentrators

777 Mine

        The 777 mine is immediately adjacent to HudBay's Flin Flon concentrator and metallurgical plants.

        Ore production at the 777 mine, for the quarter ended September 30, 2006, increased by 25% compared to the same quarter 2005 due to the planned ramp-up in annual production to design capacity of 1.35 million tonnes.

        For the quarter, copper grade in ore increased 31% and zinc grade in ore increased 19% compared to the same period last year, consistent with mining areas planned for the third quarter. Gold and silver grade in ore was similar to the same period last year.

        For the nine months ended September 30, 2006 compared to the same period in 2005, production tons increased in line with the planned ramp-up, and copper grades increased by 23% and zinc grades by 20% due to accessing higher grade ore.

        Operating costs per tonne of ore mined in the third quarter, increased by 9% compared to the same period last year primarily due to the planned increase in operating development excavations. Operating costs per tonne for the first nine months of 2006 compared to the same period last year decreased by 2% due to the higher tonnage of ore mined.

777 Mine		Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change	Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
Production	tonnes	350,283	279,258	25%	1,005,506	785,584	28%
Copper grade	%	2.99	2.28	31%	2.74	2.22	23%
Zinc grade	%	5.18	4.34	19%	5.08	4.22	20%
Gold grade	g/tonne	2.30	2.18	6%	2.26	2.12	7%
Silver grade	g/tonne	24.69	23.93	3%	25.43	23.56	8%
Operating costs	$/tonne	35.28	32.33	9%	35.74	36.47	(2%)

Trout Lake Mine

        The Trout Lake mine, which has been in production since 1982, is approximately five kilometres from the Flin Flon concentrator.

        Ore production at the Trout Lake mine for the quarter ended September 30, 2006 was 1% higher than the same quarter in 2005. The higher tonnage was due to the planned increase in mining from pillars, which is expected to continue in the fourth quarter of 2006.

        Copper grade in ore increased by 80% and zinc grade in ore decreased by 36% compared to the same quarter in 2005. The grade variation was due to a planned change in mining areas compared to 2005.

        For the nine months ended September 30, 2006 compared to the same period in 2005, ore production was lower by 5% due to lower volumes of mined ore in the first six months of 2006, before the start of pillar mining. While copper grades improved by 70%, zinc grades dropped by 35% due to planned changes in mining areas compared to 2005.

        Including the Trout Lake Pillar Mining Project, operating costs per tonne of ore mined, for the quarter, compared to the same quarter in 2005, increased by 22% due to the greater proportion of pillar mining where the cost of ore extraction is higher than conventional mining. Operating costs per tonne for the nine months ended September 30, 2006 compared to the same period last year increased by 15% due primarily to the higher cost pillar mining.

Trout Lake Project

        As previously announced, the Company plans to mine additional ore production from pillars in the Trout Lake Mine. The Company expects to use contractors to mine approximately 38,000 tonnes of selected pillar ore from the mine's mineral reserves of approximately 1.4% copper and 5.4% zinc.

        Trout Lake Project ore production for the quarter ending September 30, 2006 was 11,617 tonnes at grades of 1.57% copper and 6.43% zinc. As expected, the unit cost of $116.78 per ore tonne mined is significantly higher than the conventional Trout Lake Mine ore which, excluding the Trout Lake Project ore, was $38.25 per tonne mined for the quarter.

Trout Lake Mine & Project		Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change	Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
Production	tonnes	212,547	210,802	1%	610,323	643,770	(5%)
Copper grade	%	2.32	1.29	80%	2.13	1.25	70%
Zinc grade	%	3.68	5.70	(35%)	3.94	6.20	(36%)
Gold grade	g/tonne	1.19	1.57	(24%)	1.28	1.51	(15%)
Silver grade	g/tonne	11.87	14.63	(19%)	14.50	15.02	(3%)
Operating costs	$/tonne	42.55	34.81	22%	39.20	34.23	15%

Chisel North Mine

        The Chisel North mine is approximately 10 kilometres from the Snow Lake concentrator and 215 kilometres from Flin Flon.

        Ore production for the third quarter 2006 decreased by 7% compared to the same quarter last year due to the reduced production from longhole mining. Zinc grades increased by 2% compared to the same quarter of last year, consistent with the mining plan.

        For the first nine months 2006 compared to the same period in 2005, ore production was lower by 6% and zinc grade in ore was also 6% lower. Ore production was lower as available production from long hole mining was less, and grade reduced due to a change in mining areas.

        Operating costs per tonne of ore mined increased marginally by 1% in the third quarter compared to the same period last year due to increased costs for consumables. Operating costs per tonne for the first nine months compared to the same period last year increased by 25% due primarily to a higher proportion of operating development being required in 2006 and less ore from lower cost long hole mining.

Chisel North Mine		Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change	Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
Production	tonnes	80,844	87,090	(7%)	241,231	255,735	(6%)
Zinc grade	%	8.48	8.31	2%	8.47	9.01	(6%)
Operating costs	$/tonne	48.29	47.62	1%	50.62	40.49	25%

Flin Flon Concentrator

        The Flin Flon concentrator produces zinc and copper concentrates from ore mined at the 777 and Trout Lake mines.

        For the third quarter 2006, ore processed decreased by 2% compared to the same quarter last year due to reduced production available from the Trout Lake mine. Ore copper head grade increased by 29%, and zinc head grade increased by 2%. Gold and silver head grades increased by 3% and 10% respectively. Copper and zinc recoveries also increased compared to the same quarter last year, consistent with increased head grades. Gold recovery was 3% higher compared to the same period last year.

        For the first nine months 2006 compared to the same period in 2005, production and zinc head grade was comparable to the same period last year. Copper head grade improved by 19% due to higher ore grade from the 777 mine.

        Operating costs per tonne of ore processed, for the quarter increased by 13% compared to the same quarter in 2005, due primarily to increases in reagent costs as well as the purchase of grinding mill liners during the quarter.

        Operating costs for the first nine months 2006 increased by 8%, compared to the same period in 2005. The increase was due primarily to higher costs for consumables.

Flin Flon Concentrator		Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change		Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
Ore processed	tonnes	572,991	584,362	(2%	)	1,688,630	1,696,110	0%
Copper grade	%	2.75	2.13	29%		2.52	2.11	19%
Zinc grade	%	4.53	4.44	2%		4.59	4.60	0%
Gold grade	g/tonne	1.91	1.85	3%		1.89	1.82	4%
Silver grade	g/tonne	19.93	18.19	10%		21.14	17.86	18%
Copper concentrate	tonnes	58,387	48,763	20%		158,990	139,386	14%
Concentrate grade	Cu %	25.51	23.94	7%		25.02	23.76	5%
Zinc concentrate	tonnes	43,464	42,488	2%		128,179	126,302	1%
Concentrate grade	Zn %	51.62	51.40	0%		51.79	51.31	1%
Copper recovery	%	94.7	93.7	1%		93.6	92.5	1%
Gold recovery	%	74.2	71.8	3%		71.6	75.8	(6%	)
Silver recovery	%	66.4	64.6	3%		63.6	66.4	(4%	)
Zinc recovery	%	86.5	84.1	3%		85.6	83.0	3%
Operating costs	$/tonne	8.91	7.88	13%		8.54	7.92	8%

Snow Lake Concentrator

        The Snow Lake concentrator is approximately 215 kilometres from Flin Flon.

        For the third quarter 2006, ore processed decreased by 4% compared to the same quarter in 2005 due to less ore availability from Chisel North mine.

        For the nine months ended September 30, 2006 compared to the same period in 2005, there was a 2% decrease in ore processed. Ore zinc head grade was 6% lower due to the lower ore grades mined from the Chisel North mine.

        Operating costs per tonne of ore processed increased by 24% during the quarter compared to the same quarter in 2005, primarily due to increases in reagent costs and increased maintenance during a planned shutdown. Operating costs per tonne for the nine months ended September 30, 2006 compared to the same period last year increased by 13% primarily due to an increase in the cost of consumables.

Snow Lake Concentrator		Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change		Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
Ore processed	tonnes	80,314	83,570	(4%	)	243,809	248,698	(2%	)
Zinc ore	%	8.57	8.26	4%		8.50	9.00	(6%	)
Zinc concentrate	tonnes	13,194	13,058	1%		39,418	42,528	(7%	)
Concentrate grade	Zn %	50.92	51.25	(1%	)	51.31	51.26	0%
Zn recovery	%	97.6	96.9	1%		97.5	97.4	0%
Operating costs[1]	$/tonne	19.6	15.82	24%		18.66	16.54	13%

1
Operating costs includes the cost of trucking concentrates to the Flin Flon metallurgical plant.

Metallurgical Plants

Copper Smelter

        The copper smelter in Flin Flon treats copper concentrate and produces copper anodes, which are railed to HudBay's White Pine copper refinery in Michigan, USA.

        Both copper concentrate from HudBay owned mines ("Domestic") and copper concentrate purchased from others ("Purchased") are treated at the smelter. The Company has long-term contracts with both Highland Valley Copper and Montana Resources to purchase copper concentrate. Purchased copper concentrate accounted for approximately 30% of the concentrate treated during the third quarter 2006.

        Copper production for the third quarter 2006 increased by 17%, compared to the same quarter last year, reflecting increases in concentrate treated, concentrate feed grade as well as differences in smelter inventories. Operating costs per pound of copper produced was 13% lower in the third quarter 2006 as compared to the third quarter last year, related to higher production.

        Purchase copper concentrate represented approximately 29% of total feed treated for the first nine months of 2006 down from more than 35% in the same period in 2005 due to the reduced concentrate requirement as a result of the planned shutdown in the second quarter 2006.

        For the first nine months of 2006 copper production was approximately 4% higher than the corresponding period in 2005. The increased production reflects higher throughput rates which more than offset the planned shutdown in the second quarter 2006.

        Unit costs for copper production in the first nine months of 2006 were 3% higher than the same period in 2005 mostly due to by higher fuel costs.

Copper Smelter		Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change		Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
Domestic conc. treated	tonnes	56,966	49,780	14%		159,812	151,170	6%
Purchased conc. treated	tonnes	24,331	28,212	(14%	)	64,470	83,108	(22%	)

Total	tonnes	81,297	77,992	4%		224,282	234,278	(4%	)
Copper produced	tonnes	24,279	20,720	17%		65,031	62,478	4%
Gold	troy oz.	24,473	23,200	5%		69,809	76,514	(9%	)
Silver	troy oz.	346,542	331,829	4%		1,001,964	1,009,122	(1%	)
Operating costs	¢/lb. Cu	22.9	26.2	(13%	)	25.4	24.7	3%

White Pine Copper Refinery

        The White Pine Copper Refinery is located in the Upper Peninsula of Michigan, USA and was purchased by HudBay as of January 1, 2006.

        Copper cathode production increased by 5% in the third quarter compared to the same quarter 2005 due to the increased availability of copper anodes after the planned copper smelter shutdown in the second quarter of 2006.

        Copper cathode produced for the nine months ending September 30, 2006 increased by 2%.

        Operating costs per pound of cathode copper produced for the third quarter of 2006 decreased by 8% to 6.0 US¢/lb. compared to the same period in 2005, due to the higher production of cathode copper. Operating costs for the first nine months 2006, compared to the same period in 2005 increased by 2% related mainly to the cost of energy.

White Pine Copper Refinery		Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change		Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
Anodes received	tonnes	22,102	20,710	7%		63,808	63,207	1%
Cathode produced	tonnes	17,776	16,944	5%		52,158	51,134	2%
Spent anode produced	tonnes	3,286	3,082	7%		9,621	9,626	0%
Liberator anode produced	tonnes	649	650	0%		1,837	1,989	(8%	)
Slimes produced	tonnes	52	51	2%		150	151	(1%	)
Operating costs	US¢/lb. Cu cathode	6.0	6.5	(8%	)	6.3	6.2	2%

Zinc Plant

        The zinc plant in Flin Flon, Manitoba primarily treats concentrates from HudBay mines.

        Production of cast zinc metal during the third quarter, compared to the same quarter in 2005, increased by 18% to 30,418 tonnes, reflecting minimal plant down time requirements during the quarter and a high production rate. The Company has an agreement in place to swap up to 40% of the Balmat mine annual concentrate production, over the mine life, with concentrate from Xstrata. Receipt of this purchased concentrate commenced during the quarter.

        For the third quarter 2006, unit operating costs decreased by 13% compared to the same quarter last year related to consistent production rates and higher throughput.

        For the first nine months of 2006 zinc production was approximately 3% higher than the corresponding period in 2005 reflecting improved plant performance. Unit costs for the first nine months of 2006 were 2% higher than the same period in 2005 mainly reflecting higher consumable costs.

Zinc Plant		Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change		Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
Domestic conc. treated	tonnes	58,195	51,339	13%		168,471	168,253	0%
Purchased conc. treated[1]	tonnes	574	—			1,426	—

Total conc. treated	tonnes	58,769	51,339	14%		169,897	168,253	1%
Zn produced	tonnes	30,418	25,776	18%		86,978	84,168	3%
Operating costs	¢/lb. zinc	23.8	27.5	(13%	)	26.2	25.8	2%

1
Zinc concentrate swap agreement.

Zinc Oxide Facility — Zochem

        Zochem is HudBay's zinc oxide production facility in Brampton, Ontario. Zochem processes up to 37,000 tonnes of HudBay's zinc metal annually.

        Zochem has a total annual production capability of 45,000 tonnes of zinc oxide. In the third quarter 2006, Zochem consumed approximately 7,600 tonnes of zinc, primarily from the Flin Flon operations, and produced 9,339 tonnes of zinc oxide. Zinc oxide production was lower due to furnace maintenance and lower sales.

        Zinc oxide production for the first nine months of 2006 was similar to the production for the same period in 2005. Consumption of zinc, by Zochem, was approximately 25,800 tonnes and was similar between the two periods.

        Unit operating costs were higher by 9% in the third quarter of 2006 compared to the same quarter in 2005, primarily due to lower zinc oxide production.

        For the first nine months ending September 30, 2006 compared to the same period in 2005, unit operating costs were 2% lower due to reduced electricity costs.

Zinc Oxide Facility — Zochem		Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change		Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
Domestic zinc consumption	tonnes	7,456	8,273	(10%	)	25,636	22,534	14%
Purchased zinc consumption	tonnes	141	639	(78%	)	193	3,293	(94%	)

Total zinc consumption	tonnes	7,597	8,912	(15%	)	25,829	25,827	0%
Zinc oxide produced	tonnes	9,339	10,864	(14%	)	31,516	31,509	0%
Operating costs	¢/lb. oxide	12.2	11.2	9%		11.5	11.7	(2%	)

BALMAT PROJECT

        In 2005 HudBay initiated the re-opening of its wholly-owned Balmat mine and concentrator after completion of a feasibility study.

        The mine's concentrate production will be treated at the Canadian Electrolytic Zinc ("CEZ") refinery near Montreal, approximately 158 kilometres from the mine.

        The Balmat mine was maintained to a high standard while on care and maintenance from October 2001. It includes a 3,200 foot deep shaft, underground excavations to access the ore zones, extensive mining equipment and a 5,000 ton per day ore concentrator. Recovery of zinc to concentrate is expected to be approximately 96%, producing a concentrate containing approximately 55.5% zinc. At full production in 2008, the mine is expected to produce approximately 60,000 tons of zinc metal in concentrate and up to 40% of the Balmat mine annual concentrate production, over the life of the mine, may be swapped for Xstrata concentrate and treated at HudBay's zinc plant in Manitoba.

        Production of concentrate commenced late in May 2006 according to plan, however production has ramped up slower than anticipated due to the lack of availability and recruitment of skilled mining labour. Production for the third quarter 2006 was 4,569 tons of zinc in zinc concentrate and 5,711 tons for the first nine months of 2006. At the end of the third quarter, 162 employees had been hired with an additional 37 contractors doing underground development and production.

        Project capital costs of US$21.6 million have been expended. The estimated final capital cost of the project is US$25.1 million before deduction of capitalization pre-production operating costs, net of revenues.

        Balmat is expected to achieve commercial production in the first quarter 2007.

EXPLORATION

        During the third quarter, $1.96 million was spent on surface exploration activities, primarily diamond drilling targets near Chisel North Mine and the Flin Flon 777 Mine.

        Diamond drilling in the Flin Flon Greenstone Belt will continue in 2006 and work to prepare drill targets for 2007 diamond drilling will begin in November this year.

        Regional surface diamond drilling in the Balmat area is planned for 2007, and exploration diamond drilling in SW Ontario will be done early in 2007 in compliance with drilling contractor availability.

FINANCIAL REVIEW

        The following table sets forth our selected consolidated financial information.

Quarterly Earnings

	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	($ millions except per share data)
Net Revenue	346,203	261,727	207,963	173,051	169,264	158,188	151,525	13,308
Earnings (loss)	169,381	152,836	75,986	43,941	23,405	8,691	9,181	-2,891
Per Common Share
Basic	1.37	1.71	0.89	0.52	0.28	0.11	0.12	(0.18)
Diluted[1]	1.33	1.30	0.70	0.47	0.28	0.11	0.12	(0.18)

1
Based on the treasury method of calculating diluted shares outstanding.

Revenue

        For the quarter, total revenue was $346.2 million, resulting from the sale of 29,588 tonnes of zinc (which includes 7,456 tonnes to our Zochem facility), 23,343 tonnes of cathode copper, 20,901 ounces of gold and 313,117 ounces of silver. Zochem had sales of 9,568 tonnes of zinc oxide.

        Over the quarter realized prices averaged US$1.58/lb. zinc, US$3.58/lb. copper, US$675/oz. gold, and US$12.35/oz. silver. The Canadian to US dollar exchange rate averaged $1.12 per US$1.00 for the quarter.

        Total revenue was $815.9 million for the nine months ended September 30, 2006, approximately 70% higher than $479.0 million recognized in the same period in 2005. Sales volumes were lower for all metals due to the planned plant shutdowns, and, in addition, were lower for zinc metal due to the contractual change with our joint venture marketing company "CMM". The significantly favourable metal price variance, offset slightly by a lower production variance, resulted in higher revenue in the first nine months of this year than in the same period last year.

Realized Metal Prices & Exchange Rate	Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change	Q3[1] Average	Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
Zinc (US$/lb.)	1.58	0.61	159%	1.53	1.34	0.61	120%
Copper (US$/lb.)	3.58	1.79	100%	3.48	3.15	1.61	96%
Gold (US$/troy oz.)	675	445	52%	621	603	439	37%
Silver (US$/troy oz.)	12.35	7.15	73%	11.69	10.97	7.17	53%
Cdn/US exchange rate (Bank of Canada)	1.12	1.20	(7%)	1.12	1.13	1.22	(7%)

1
LME average for zinc, copper and gold prices. London Spot US equivalent for silver prices.

Expenses

Operating Expenses

        Operating expenses of $173.5 million in the third quarter of 2006 reflected an increase of 38% from operating expenses of $125.4 million in the same quarter in 2005. This increase is primarily due to our higher Hudson Bay Mining and Smelting Co., Limited ("HBMS") employee profit sharing expenses (10% of HBMS profit after adjustments) of $12.7 million due to higher HBMS net quarterly profit, and increases in concentrate purchase costs of net $28.5 million (we treated less purchased copper concentrate, however we paid more due to higher copper prices).

        Operating expenses for the nine months ended September 30, 2006 were $434.4 million, approximately 22% higher than the $357.2 million for the same period in 2005. As noted above, the increased costs related to higher costs of purchased concentrates and profit sharing costs due to higher metal prices.

General and Administrative

        Total general and administrative expenses for the quarter were $4.4 million, compared to $3.1 million for the same quarter of 2005. This increase is largely due to increased consulting costs resulting from additional compliance programs.

Stock-base Compensation

        Third quarter stock-based compensation expenses increased from $0.6 million in 2005 to $1.2 million in 2006, consistent with the additional options granted for the 2006 entitlement.

Exploration Expenses

        Surface exploration expenditures of $2.0 million during the third quarter of 2006 were funded primarily by a flow-through share program. During the third quarter of 2005, exploration expenditures at $3.9 million were higher due to expenditures at Balmat.

Operating Earnings

        For the quarter, operating earnings were $144.8 million compared to $19.1 million for the three months ended September 30, 2005. The increase of $125.7 million is mainly attributable to higher metal prices, with smaller offsets for increased costs for concentrates, profit sharing accruals, general and administration and other operating expenses. Production volumes for all metals were higher than 2005 and sales volumes for copper were higher by 18% than in 2005 with zinc sales volume similar to last year.

        Operating earnings for the nine months ended September 30, 2006 were $303.2 million, approximately 431% higher than $57.1 million for the same period last year. The higher earnings were primarily due to significantly higher metal prices with smaller offsets for the increased cost of purchased concentrates and profit sharing expenses and slightly lower sales volumes.

Interest Expense

        Interest expense for the quarter was $1.7 million, lower than the $5.4 million expensed in the same quarter in 2005 as a result of long-term debt repurchases and the lower US exchange rate.

Foreign Exchange on Long Term Debt

        In the third quarter of 2006, the Company recorded a non-operating foreign exchange loss of $0.2 million. This related to the change in value of the Company's long-term US debt when converted to Canadian dollars; there was minimal movement in the quarter-end exchange rate. For the year-to-date, we recorded a gain of $6.3 million, based on the exchange movements of $1.117 per US$1.00 at September 30, 2006, versus $1.163 at December 31, 2005. In the third quarter of 2005, there was a favourable movement in foreign exchange rates, resulting in a gain of $11.0 million.

Gain on Derivative Instruments

        In the third quarter, the Company recorded a $4.7 million gain on derivative instruments compared to a $1.5 million gain in the quarter ended September 30, 2005. The derivatives are forward contracts of zinc and, to a lesser extent, zinc oxide, and are used to convert fixed price zinc sales contracts to floating prices to ensure the Company achieves a floating or unhedged metal price. Also, the gain includes a mark to market loss for currency option contracts of $0.8 million.

Debt Repurchase

        During the quarter, the Company used operating cash flow to repurchase US$11.7 million of debt at an average premium of 1.10. This resulted in additional costs of US$1.2 million. Deferred financing fees associated with the reduction in debt were expensed in the amount of $0.5 million. Since the HBMS acquisition in 2004, the Company has reduced its US debt notes from US$175 million to US$45.1 million as of September 30, 2006.

Tax Benefits

        In the third quarter, the Company recorded a net benefit of taxes of $17.8 million, consisting of a $26.7 million recovery related to the increase in the tax asset, offset by other current and future taxes of $8.9 million. Similar to the second quarter, the future income tax asset on the consolidated balance sheet has been increased due to higher metal price projections to reflect the utilization of the Company's various income tax pools at an amount that the Company considers is more likely than not to be realized in the future. Since HBMS had many years of tax losses and due to the uncertainties of future metal prices and exchange rates, the future income tax asset has been based on only one future year of earnings. In the third quarter of 2005, a tax expense of $3.7 million was recorded.

        Without the benefit of these income tax pools, the Company would have had a tax expense of $50.0 million in the third quarter and $104.9 million for the nine months ended September 30, 2006. However as a result of higher metal prices, the Company expects to begin paying Manitoba mining tax this year and an estimated amount of $18.6 million has been accrued for the nine months ended September 30, 2006.

Gain on Divestiture of ScoZinc

        In December 2005, the Company entered into a letter of intent to sell ScoZinc (Gays River lead and zinc mineral property) to Acadian Gold Corporation for $7.5 million plus adjustments. The agreement was executed on April 7, 2006, and the sale successfully closed on July 6, 2006.

Earnings Analysis of Sept. 30, 2005 to Sept. 30, 2006

	Three Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2006
	($ millions)
Earnings for the period ended Sept. 30, 2005	23.4	41.3
Changes in earnings components
Revenues	176.9	336.9
Costs and expenses
Operating	(48.2)	(77.2)
General and administrative	(1.3)	(1.2)
Stock-based compensation	(0.6)	(3.4)
Depreciation, depletion and amortization	(2.9)	(8.2)
Exploration	2.0	(1.3)
Foreign exchange gain operating	(0.3)	0.4
Interest expense	3.7	7.1
Foreign exchange gain of long term debt	(11.1)	(0.5)
Gain on derivative instruments	3.2	16.2
Premium on debenture prepayment	(1.4)	(13.6)
Interest and other income	3.0	5.0
Gain on sale of ScoZinc	1.7	1.7
Amortization of deferred financing costs	(0.3)	(4.6)
Taxes
Future income tax	26.7	107.0
Flow-through share renunciation	—	3.7
Mining taxes	(10.2)	(18.6)
Other taxes	5.1	7.6
Other	—	(0.1)

Earnings for the period ended Sept. 30, 2006	169.4	398.2

CASH COST(1) PER POUND OF ZINC SOLD

        HudBay's cash cost of zinc sold, net of by-product credits, for the third quarter of 2006 was negative US$0.82 per pound.

        For the nine months ended September 30, 2006, the Company's cash cost of zinc sold, net of by-product credits was negative US$0.52 per pound.

Non-GAAP Reconciliation of Cash Cost per Pound of Zinc Sold, Net of By-Product Credits

	Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change		Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
	($000's except as noted)
Expenses	201,435	150,140	34%		512,732	421,915	22%
Non-cash operating costs:
Depreciation and amortization	(16,552)	(13,618)	22%		(47,743)	(39,570)	21%
Stock-based compensation	(1,221)	(591)	107%		(5,295)	(1,945)	172%
Accretion and other non-cash	(636)	(655)	(3%	)	(1,955)	(1,956)	0%
Exploration	(1,961)	(3,930)	(50%	)	(8,966)	(7,715)	16%
Foreign exchange gain (loss)	(3,101)	(2,850)	(9%	)	(1,808)	(2,176)	(17%	)

	177,964	128,496	38%		446,965	368,553	21%
Less: By-product credits[1]	(237,519)	(120,812)	97%		(549,015)	(338,482)	62%

Cash cost net of by-products	(59,555)	7,684	(875%	)	(102,050)	30,071	(439%	)
Exchange rate (C$/US$)[2]	1.118	1.200	(7%	)	1.130	1.224	(8%	)

Cash cost net of by-products (US$)	(53,269)	6,403	(932%	)	(90,310)	24,568	(468%	)
Zinc sales (000 lbs.)	65,231	65,015	0%		175,342	187,508	(6%	)

Cash cost per pound of zinc, net of by-product credits in US$/lb.	(0.82)	0.10	(920%	)	(0.52)	0.13	(500%	)

1
By-product credits include revenues from sale of copper, gold, silver, zinc oxide margin (excluding quarter end inter-company inventory adjustments) and the Company's proportionate share of by-product sales by its marketing joint venture.

2
Weighted average exchange rate for sales during the period.

        The above table shows a US$0.92 net decrease in the cash cost per pound of zinc sold for the quarter ended September 30, 2006 compared to the quarter ended September 30, 2005. This decrease consists of a favourable increase of approximately US$1.72 per pound of zinc sold from by-product credits offset by an increase of US$0.70 for higher costs (largely due to higher prices for purchased copper concentrate and profit sharing) and US$0.10 for the impact of a stronger Canadian dollar.

        The calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

(1)
Cash cost per pound of zinc sold, net of by-product credits, is furnished to provide additional information. It is a non-GAAP measure that does not have a standardized meaning and is therefore unlikely to be comparable to similar measures presented by other issuers. This measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating expenses as determined under generally accepted accounting principles. This measure is intended to provide investors with information about the cash generating capabilities of the Company's operations. The Company uses this information for the same purpose. This analysis excludes capital expenditures.

OPERATING COSTS

		Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change[1]		Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change[1]
Mines
777	$/tonne	35.28	32.33	9%		35.74	36.47	(2%	)
Trout Lake	$/tonne	42.55	34.81	22%		39.20	34.23	15%
Chisel North	$/tonne	48.29	47.62	1%		50.62	40.49	25%
Konuto[2]	$/tonne	—	31.94	(100%	)	—	35.69	(100%	)

Total mines	$/tonne	39.31	35.09	12%		38.81	36.15	7%
Concentrators
Flin Flon	$/tonne	8.91	7.88	13%		8.54	7.92	8%
Snow Lake	$/tonne	19.60	15.82	24%		18.66	16.54	13%
Metallurgical Plants & Refinery
Copper Smelter	$/lb. Cu	0.229	0.262	(13%	)	0.280	0.247	13%
White Pine Copper Refinery	US$/lb.	0.060	0.065	(8%	)	0.063	0.062	2%
Zinc Plant	$/lb. Zn	0.238	0.275	(13%	)	0.289	0.258	12%
Zochem	$/lb. ZnO	0.122	0.112	9%		0.115	0.117	(2%	)
Non-GAAP Reconciliation of Operating Expenses
Mines
777	$000	12,359	9,029	37%		35,938	28,653	25%
Trout Lake		9,043	7,338	23%		23,927	22,018	9%
Chisel North		3,904	4,147	(6%	)	12,210	10,372	18%
Konuto		42	2,648	(98%	)	66	9,290	(99%	)
Concentrators
Flin Flon		5,106	4,605	11%		14,420	13,433	7%
Snow Lake		1,574	1,322	19%		4,550	4,111	11%
Metallurgical Plants
Copper Smelter		12,277	11,970	3%		36,409	33,966	7%
White Pine Copper Refinery		2,722	—			8,310	—
Zinc Plant		15,940	15,646	2%		50,303	47,666	6%
Other
Purchased Concentrate Treated		72,120	43,606	65%		179,487	110,908	62%
Anode Freight & Refining		3,572	5,713	(37%	)	7,903	17,957	(56%	)
Services & Administration		8,339	7,024	19%		22,249	19,269	15%
Care & Maintenance		580	878	(34%	)	948	2,820	(66%	)
HBMS Employee Profit Sharing[3]		14,922	2,184	583%		32,848	6,219	428%
Other[4]		11,033	9,257	19%		4,794	30,506	(84%	)

Total Operating Expenses, per financials		173,533	125,367	38%		434,362	357,188	22%

1
Percentage variances are calculated from costs expressed to fractions of a cent.

2
Konuto was depleted of ore and closed in November 2005, stockpiled ore continued to be processed until August 2006.

3
HBMS profit sharing plan excludes future taxes.

4
Includes changes in domestic inventory, share of CMM and miscellaneous provisions.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

        The following table summarizes our cash flows for the three and nine-month periods ended September 30, 2006 and September 30, 2005.

Operating Activities

	Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005
	($000's)
Earnings for the period	169,381	23,405	398,203	41,277
Items not affecting cash	(3,394)	9,758	(55,914)	49,545
Net change in non-cash items	3,034	(11,349)	(62,788)	(3,114)

Cash generated by operating activities	169,021	21,814	279,501	87,708
Cash generated by (required for) financing activities	52,106	201	(304)	15,368
Cash generated by (required for) investing activities	(17,314)	(15,341)	(102,450)	(37,952)
Effect of exchange rate changes on cash and equivalents	(6,242)	(4,761)	(7,396)	(3,797)

Increase in cash and cash equivalents	197,571	1,913	169,351	61,327

        As of September 30, 2006, HudBay had cash and cash equivalents of $311.0 million compared to $141.7 million as at December 31, 2005 and $113.4 million as at June 30, 2006.

        Cash flow from operating activities totaled $169.0 million for the quarter compared to $21.8 million for the quarter ended September 30, 2005, primarily due to significantly higher realized metal prices. Significant changes in non-cash working capital affecting the quarterly cash flow were increases in accounts receivable of $24.2 million offset by increased payables of $29.2 million. Accounts receivable increased due to higher metal prices. Accounts payable increases were principally due to higher profit sharing accruals.

        For the nine months ended September 30, 2006, cash flow from operating activities totaled $279.5 million, approximately 219% higher than the $87.7 million for the same period last year. This increase reflects the significant increase in earnings due to higher realized metal prices offset by changes to non-cash working capital due to receivables and payables changes.

        Financing activities in the quarter resulted in cash inflows of $52.1 million with $13.1 million utilized to retire long-term debt. Net proceeds of $66.2 million were generated from the exercise of warrants and stock options. By July the early exercise warrant incentive proposal resulted in 97.2% of the Company's formerly publicly traded warrants being exercised early and converted to common shares. The warrants were delisted from the Toronto Stock Exchange at the conclusion of the early exercise warrant transaction. As at September 30, 2006, only a small number of the warrants remained outstanding.

        In the third quarter, $24.7 million was invested in property, plant and equipment additions, an increase of $9.3 million over the same period last year. The major increase related to development and equipment expenditures for Balmat of $4.0 million and spending on the tailings impoundment expansion facility in the Flin Flon area of $4.3 million.

        For the nine months ended September 30, 2006, additions to property, plant and equipment were higher than in the same period in 2005, with increases in expenditures related to the smelter planned shutdown, zinc plant shutdown and the other improvement expenditures completed on the smelter and zinc plant at this time, along with $24.0 million expenditures at Balmat.

        As at September 30, 2006, HudBay had long-term debt (excluding the current portion) of $57.1 million significantly reduced from both December 31, 2005 and June 30, 2006 due primarily to the repurchases of US notes and lower foreign exchange rates. The Company may continue, from time to time, with further debt repurchases.

        Cash inflow for the quarter was $197.6 million, significantly higher than the cash inflow of $1.9 million for the same quarter in 2005. For the nine months ended September 30, 2006, cash inflow was $169.3 million compared to cash inflow of $61.3 million for the nine months ended September 30, 2005. As indicated in the chart below, the significant improvements in both periods were due to higher cash earnings and net proceeds from exercise of warrants offset by repayment of debt.

Cash Flow Variance Analysis of September 30, 2005 to September 30, 2006

	Three Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2006
	($ millions)
Cash increase (decrease) for the period ended Sept. 30, 2005	1.9	61.3
Changes in earnings components
Cash earnings	134.5	253.1
Non-cash working capital:
Receivables	(24.0)	(76.7)
Inventories	(3.2)	(42.8)
Payables and accruals	38.3	70.5
Interest payable	5.1	(10.5)
Change in restricted cash	—	(13.0)
Investment in WPCR (net of cash)	—	(17.0)
Capital expenditures	(9.3)	(41.9)
Divestiture of ScoZinc property	7.4	7.4
Change in shares, warrants, options	65.1	112.2
Repayment of debt	(13.1)	(126.6)
Other	(5.1)	(6.7)

Cash increase (decrease) for the period ended Sept. 30, 2006	197.6	169.3

FINANCIAL CONDITION

Financial Condition at September 30, 2006 Compared to Financial Condition as at December 31, 2005

        Cash and cash equivalents at September 30, 2006 increased by $169.3 million to $311.0 million compared to December 31, 2005. Additional cash was generated from operations in the amount of $279.5 million with $92.9 million used for additions to property, plant and equipment and project capital expenditures for the Balmat mine, and $17.0 million for the purchase of White Pine Copper Refinery Inc. Cash of $131.2 million was generated from the exercise of warrants and options and the issuance of flow through shares. Cash was used to pay down debt in the amount of $128.6 million and capital leases in the amount of $2.8 million.

        Working capital improved by $344.0 million. This includes the $169.3 million increase in cash and cash equivalents described above and the $107.0 million increase in the Company's future income tax asset. Additionally, accounts receivables increased due to copper cathode being sold directly to end users, increased metal prices for all receivables and the contractual change with CMM. Inventory increased due to higher copper cathode on hand, reflecting the increased transit time to deliver product to direct customers, and higher zinc and zinc oxide inventory, resulting from the contractual change with CMM. Interest payable decreased as a result of debt reductions. Accounts payable increases were principally due to higher mining tax accruals, profit sharing accruals and purchase concentrate payables as indicated previously.

        Share capital increased by $129.3 million primarily from the early exercise of the warrants, flow-through share issuance and exercise of stock options during 2006.

        The Company has increased its revolving credit facility from $25 million to $50 million and extended the maturity date to January 30, 2007, after successfully repurchasing debt and changing its contract with CMM in 2006.

        The Collective Bargaining Agreements ("CBA's") with HBMS' unionized Flin Flon/Snow Lake workforce expired on December 31, 2005. In 1998, in support of the $435 million 777 Project, HBMS entered into an Amending Agreement in respect of certain of its collective bargaining agreements. The Amending Agreement prohibits strikes and lockouts and provides for binding arbitration through 2012 in the event that negotiated CBA settlements are not achieved. Formal negotiations for new CBA's ceased during the quarter, and subsequent to the end of the quarter, a binding arbitration award was concluded. The arbitration award was not materially different from the Company's provisions for wages and would have only a minimal impact on the results to date for 2006, however, pension expenses are expected to increase by up to $2.0 million per year for the next three years and this has only partially been reflected in the costs to date.

        As a result of the reduction in long-term debt, for the first nine months of 2006 the estimated future interest expenditures have also decreased from the end of December, bringing the estimated annual expenditures to approximately $5.0 million from previously stated $17.5 million per year. As a result of the changes in the pension funding associated with the recent wage settlement, cash payments for the upcoming year are expected to increase by up to $4.0 million. Other contractual obligations at September 30, 2006 have not materially changed from December 31, 2005.

RISK MANAGEMENT

        The Company uses forward exchange contracts to mitigate the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. At September 30, 2006, the Company held US dollar put options giving it the right, but not the obligation, to sell up to US$43.7 million in equal quarterly amounts at $1.20482 per US dollar, continuing to January 2009.

        From time to time, the Company maintains price protection programs and conducts commodity price risk management to reduce risk through the use of financial instruments. The Company manages risk associated with forward physical sales where it receives a fixed price for zinc and zinc oxide sales and then enters into forward contracts to purchase zinc. These contracts effectively offset the Company's forward sales to ensure the Company achieves a floating or unhedged realized zinc price. Realized gains or losses on zinc related derivatives during the third quarter, are included in the realized zinc prices. In the current environment of strong base metal market prices, the Company benefits from the full exposure to metal price movements; however, in the future the Company may consider implementing protection to mitigate the effects of future price changes.

OUTSTANDING SHARE DATA

        As of November 8, 2006, there were 124,992,962 common shares of the Company issued and outstanding, as well as 18,217,042 warrants (pre-consolidated) exercisable for a maximum aggregate of 580,714 common shares and 1 additional warrant (pre-consolidated). In addition, options for an aggregate maximum of 3,558,144 common shares were outstanding.

OUTLOOK

        Due to lower than expected availability of skilled mining personnel at the Company's new Balmat mine in New York State, our 2006 forecast for Balmat production is approximately 200,000 tons of ore at a zinc grade of approximately 6.5%. The Company continues to anticipate full production of 60,000 tons of zinc in concentrate in 2008, however 2007 production will be approximately 40,000 tons of zinc in concentrate, 10,000 tons lower than the 50,000 tons previously anticipated. Balmat is expected to achieve commercial production in the first quarter of 2007.

        If prices HudBay receives for its products remain higher than their year-to-date 2006 averages, and without unexpected occurrences, earnings and cash flow for the fourth quarter are expected to remain strong.

        Prices of the Company's products are denominated in US dollars and a significant portion of the Company's operating costs are Canadian dollar based; therefore, any strengthening of the Canadian dollar relative to the US dollar will have a negative impact on the Company's net earnings.

FORWARD LOOKING STATEMENTS

        This document contains "forward-looking information", within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of HudBay. Forward-looking information involves a number of risks and uncertainties. Forward-looking information includes, but is not limited to, statements with respect to the future price of commodities, future net earnings and cash flow, agreements regarding concentrate purchases, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital and committed expenditures, costs and timing of the development of new deposits, timing and success of exploration activities, currency fluctuations and its impact, requirements for additional capital, government regulation of mining operations, taxation policies, reserves and pools, and environmental remediation plans. Often, but not always, forward-looking information can be identified by the use of forward-looking words like "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on the opinions and estimates of management as of the date such information is provided, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: the mining industry such as the integration of acquisitions, international operations, joint venture operations, exploration, government regulation, environmental and reclamation risks, title disputes or claims, success of exploration activities, future commodity prices, costs of production, possible variations in ore reserves, resources, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and the availability of skilled labour, delays in the completion of development or construction activities, the timing and amount of estimated future production, capital expenditures, financial market fluctuations, requirements for additional capital, conclusions of economic evaluations, limitations on insurance coverage, inflation and risks associated with the re-opening of the Balmat mine as well as those factors discussed in the section entitled "Risk Factors" in HudBay's Annual Information Form for the year ended December 31, 2005, available under the profile of HudBay at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

        Certain items of financial information in this MD&A, including operating cash flow per common share, unit operating expenses, and cash cost per pound of zinc, net of by-product credits, are non-GAAP measures and are furnished to provide additional information. As non-GAAP measures, they neither have standardized meanings nor are they necessarily comparable with similar measures presented by other companies. These measures are not necessarily indicative of operating expenses as determined under GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are intended to provide investors with information about the cash generating capabilities of the Company's operations. Management uses this information for the same purpose. Mining operations are capital intensive. These measures exclude capital expenditures. Capital expenditures are discussed throughout the MD&A and the consolidated financial statements.

APPENDIX — PRODUCTION RESULTS

Third Quarter Results

Mines		Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change	Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
777
Ore	tonnes	350,283	279,258	25%	1,005,506	785,584	28%
Copper	%	2.99	2.28	31%	2.74	2.22	23%
Zinc	%	5.18	4.34	19%	5.08	4.22	20%
Gold	g/tonne	2.30	2.18	6%	2.26	2.12	7%
Silver	g/tonne	24.69	23.93	3%	25.43	23.56	8%
Trout Lake
Ore	tonnes	212,547	210,802	1%	610,323	643,770	(5%)
Copper	%	2.32	1.29	80%	2.13	1.25	70%
Zinc	%	3.68	5.70	(35%)	3.94	6.20	(36%)
Gold	g/tonne	1.19	1.57	(24%)	1.28	1.51	(15%)
Silver	g/tonne	11.87	14.63	(19%)	14.50	15.02	(3%)
Chisel North
Ore	tonnes	80,844	87,090	(7%)	241,231	255,735	(6%)
Zinc	%	8.48	8.31	2%	8.47	9.01	(6%)
Konuto[1]
Ore	tonnes	—	82,895	(100%)	—	259,943	(100%)
Copper	%	—	3.35	(100%)	—	4.02	(100%)
Zinc	%	—	2.07	(100%)	—	1.70	(100%)
Gold	g/tonne	—	1.33	(100%)	—	1.65	(100%)
Silver	g/tonne	—	8.32	(100%)	—	8.71	(100%)
Total Mines
Ore	tonnes	643,674	660,045	(2%)	1,857,060	1,945,032	(5%)
Copper	%	2.43	1.83	33%	2.21	1.88	18%
Zinc	%	5.10	5.01	2%	5.15	5.17	0%
Gold	g/tonne	1.77	1.65	7%	1.76	1.68	5%
Silver	g/tonne	19.94	18.63	7%	21.17	19.20	10%

1
Konuto mine closed in the fourth quarter of 2005.

Third Quarter Results

Concentrators		Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change	Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
Flin Flon Concentrator
Ore	tonnes	572,991	584,362	(2%)	1,688,630	1,696,110	0%
Copper	%	2.75	2.13	29%	2.52	2.11	19%
Zinc	%	4.53	4.44	2%	4.59	4.60	0%
Gold	g/tonne	1.91	1.85	3%	1.89	1.82	4%
Silver	g/tonne	19.93	18.19	10%	21.14	17.86	18%
Copper Concentrate	tonnes	58,387	48,763	20%	158,990	139,386	14%
Concentrate Grade	% Cu	25.51	23.94	7%	25.02	23.76	5%
Zinc Concentrate	tonnes	43,464	42,488	2%	128,179	126,302	1%
Concentrate Grade	% Zn	51.62	51.40	0%	51.79	51.31	1%
Copper recovery	%	94.7	93.7	1%	93.6	92.5	1%
Gold recovery	%	74.2	71.8	3%	71.6	75.8	(6%)
Silver recovery	%	66.4	64.6	3%	63.6	66.4	(4%)
Zn recovery	%	86.5	84.1	3%	85.6	83.0	3%
Snow Lake Concentrator
Ore	tonnes	80,314	83,570	(4%)	243,809	248,698	(2%)
Zinc	%	8.57	8.26	4%	8.50	9.00	(6%)
Zinc Concentrate	tonnes	13,194	13,058	1%	39,418	42,528	(7%)
Concentrate Grade	% Zn	50.92	51.25	(1%)	51.31	51.26	0%
Zn recovery	%	97.6	96.9	1%	97.5	97.4	0%

Third Quarter Results

		Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	% Change	Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	% Change
Smelter
Copper Concentrate Treated
Domestic	tonnes	56,966	49,780	14%	159,812	151,170	6%
Purchased	tonnes	24,331	28,212	(14%)	64,470	83,108	(22%)
Total	tonnes	81,297	77,992	4%	224,282	234,278	(4%)
White Pine Copper Refinery
Anodes received	tonnes	22,102	20,710	7%	63,808	63,207	1%
Cathode produced	tonnes	17,776	16,944	5%	52,158	51,134	2%
Spent anode produced	tonnes	3,286	3,082	7%	9,621	9,626	0%
Liberator anode produced	tonnes	649	650	0%	1,837	1,989	(8%)
Cathode shipped	tonnes	17,604	17,678	0%	52,812	50,111	5%
Slimes produced	tonnes	52	51	2%	150	151	(1%)
Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	58,195	51,339	13%	168,471	168,253	0%
Purchased	tonnes	574	—		1,426	—
Total	tonnes	58,769	51,339	14%	169,897	168,253	1%
Zinc Oxide
Domestic zinc consumption	tonnes	7,456	8,273	(10%)	25,636	22,534	14%
Zinc oxide produced	tonnes	9,339	10,864	(14%)	31,516	31,509	0%
Metal Produced
From HudBay Mines
Copper	tonnes	14,907	11,538	29%	41,381	35,355	17%
Zinc	tonnes	30,096	25,733	17%	86,218	84,070	3%
Gold	troy oz.	23,861	22,759	5%	68,417	75,131	(9%)
Silver	troy oz.	236,870	205,144	15%	717,415	652,550	10%
From Purchased Concentrates
Copper	tonnes	9,372	9,182	2%	23,650	27,123	(13%)
Zinc	tonnes	322	43	649%	760	98	676%
Gold	troy oz.	612	441	39%	1,392	1,383	1%
Silver	troy oz.	109,672	126,685	(13%)	284,549	356,572	(20%)
Total Metal Produced
Copper	tonnes	24,279	20,720	17%	65,031	62,478	4%
Zinc	tonnes	30,418	25,776	18%	86,978	84,168	3%
Gold	troy oz.	24,473	23,200	5%	69,809	76,514	(9%)
Silver	troy oz.	346,542	331,829	4%	1,001,964	1,009,122	(1%)
Metal Sold[1]
Copper	tonnes	23,343	19,800	18%	59,494	60,409	(2%)
Zinc (incl sales to Zochem)	tonnes	29,588	29,500	0%	79,534	85,052	(6%)
Gold	troy oz.	20,901	21,800	(4%)	60,809	73,728	(18%)
Silver	troy oz.	313,117	309,500	1%	899,597	963,350	(7%)

1
Excludes inventory changes at CMM.

QuickLinks

  EXHIBIT 99.2
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION